Delisting Determination,The Nasdaq Stock Market, LLC,
March 17, 2016, Emmis Communications Corporation. The Nasdaq
Stock Market, Inc. (the Exchange) has determined to remove from listing the preferred stock of Emmis Communications Corporation (the Company), effective at the opening of the trading session on March 28, 2016. Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5460(a)(2).
The Company was notified of the Staffs
determination on February 18, 2016.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on February 29, 2016.